EXHIBIT 99.1

VIZSLA SILVER PROVIDES UPDATE ON SITUATION IN CONCORDIA, MEXICO

NYSE: VZLA     TSX: VZLA

VANCOUVER, BC, Feb. 9, 2026 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") today reports that it has been informed by a number of families that their relatives, our colleagues, who were taken from the Company's project site in Concordia, Mexico, have been found deceased. The Company is awaiting confirmation from the Mexican authorities and will provide further updates as appropriate.

Michael Konnert, President & CEO of Vizsla, commented, "We are devastated by this outcome and the tragic loss of life. Our deepest condolences are with our colleagues' families, friends and co-workers, and the entire community of Concordia. Our focus remains on the safe recovery of those who remain missing and on supporting all affected families and our people during this incredibly difficult time."

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: Contact Information: For more information, please contact: Corporate Communications, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.com

CO: Vizsla Silver Corp.

CNW 09:30e 09-FEB-26